Exhibit 12.1

United Natural Foods, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in 000’s except ratio amounts)

	Nine Months Ended	Twelve Months Ended
	May 2,	August 2,	July 28,	July 29,	July 31,	July 31,
	2009	2008	2007	2006	2005	2004

Income before income taxes	$73,040	$77,196	$82,215	$69,396	$67,052	$52,436
Add:
Fixed charges	19,243	27,268	20,463	17,938	12,499	13,285
Amortization of capitalized interest	133	58	31	15	-	-
Less:
Interest capitalized	(274)	(674)	(219)	(502)	(506)	-

Total earnings, as defined	92,142	103,848	102,490	86,847	79,045	65,721

Fixed charges:
Interest expense	$8,333	$16,133	$12,089	$11,210	$6,568	$7,265
Interest portion of rent expense	10,286	10,047	7,701	5,778	4,976	5,583
Amortization of debt issuance costs	350	414	454	448	449	437
Capitalized interest	274	674	219	502	506	-

Total Fixed charges, as defined	$19,243	$27,268	$20,463	$17,938	$12,499	$13,285

Ratio of earnings to fixed charges	4.8	3.8	5.0	4.8	6.3	4.9